UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Videsh Sanchar Nigam Limited
(Name of Issuer)

Equity Shares, par value Rs. 10 per share
(Title of Class of Securities)

92659G
(CUSIP Number)

F.N. Subedar
     Tata Sons Limited
Bombay House
24 Homi Mody Street
Fort, Mumbai 400 001
The Republic of India
Tel No.: (91) 22-286 7127
(Name, Address and Telephone Number of
Persons Authorized to Receive Notices
and Communications)

     Copies to:
James D. Phyfe, Esq.
Davis Polk & Wardwell
The Hong Kong Club Bldg., 18th Floor
3A Chater Road
Hong Kong

February 21, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92659G	13D	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Panatone Finvest Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 128,250,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 128,250,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.00%
14	TYPE OF REPORTING PERSON CO, IV

CUSIP No. 92659G	13D	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Sons Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,720,976
	8	SHARED VOTING POWER 128,250,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,720,976
	10	SHARED DISPOSITIVE POWER 128,250,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,970,976 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.31%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Tata Power Company Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Tata Iron and Steel Company Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Industries Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 92659G	13D	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tata Investment Corporation Limited (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,000 (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 26,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON CO, HC

     This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Panatone Finvest Limited (“Panatone”), Tata Sons Limited (“Tata Sons”), The Tata Power Company Limited (“Tata Power”), The Tata Iron and Steel Company Limited (“Tata Iron”), Tata Industries Limited (“Tata Industries”) and Tata Investment Corporation Limited (“Tata Investment”), each a limited liability company organized under the laws of the Republic of India (collectively, the “Reporting Persons”), in connection with certain purchases of the Shares referred to below in Item 1 by Tata Sons (the “Tata Sons Reportable Transactions”) and Tata Investment (the “Tata Investment Reportable Transactions”). It amends and supplements the Statement on Schedule 13D filed by Panatone and Tata Sons on February 5, 2002 (the “Original Schedule 13D”), which has been previously amended and supplemented by (a) Amendment No. 1 to Schedule 13D, filed by Panatone and Tata Sons on March 15, 2002 (“Amendment No. 1”), and (b) Final Amendment to Schedule TO, filed by Panatone, Tata Sons, Tata Power, Tata Iron and Tata Industries on May 24, 2002 (“Amendment No. 2”). The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 were filed in connection with certain purchases of the Shares by Panatone (the “Panatone Reportable Transactions”, and together with the Tata Sons Reportable Transactions and Tata Investment Reportable Transactions, the “Reportable Transactions”).

     Tata Investment, an affiliate of Panatone, Tata Sons, Tata Power, Tata Iron and Tata Industries, is included in this Amendment as an additional Reporting Person because Tata Investment, together with Panatone, Tata Power, Tata Iron and Tata Industries, may be considered to be under the common control of Tata Sons and may therefore be deemed to be a member of the group of Reporting Persons filing the Original Schedule 13D, Amendment No. 1 and Amendment No. 2. As noted below, however, each of Tata Sons, Panatone, Tata Power, Tata Iron, Tata Industries and Tata Investment expressly disclaims membership in any such group.

     This Amendment is the first electronic amendment to the Original Schedule 13D. Pursuant to Rule 101(a) of Regulation S-T and Rule 13d-2(e) promulgated under the Securities Exchange Act of 1934, this Amendment restates the entire text of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the equity shares, par value Rs. 10 per share (the “Shares”), of Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India (the “Issuer”). The principal executive offices of the Issuer are located at Videsh Sanchar Bhavan, Mahatma Gandhi Road, Fort, Bombay 400 001, India.

Item 2. Identity and Background.

     (a), (b) and (c).

     This Amendment is being filed by the Reporting Companies. The agreement between the Reporting Companies relating to the joint filing of this statement is attached as Exhibit 15 hereto.

     Tata Sons and Tata Power are the major shareholders of Panatone, with ownership interests of approximately 60% and 40%, respectively, and Tata Iron and Tata Industries are the other shareholders of Panatone with each holding an ownership interest in Panatone of less than 0.01%. Tata Sons is the ultimate parent entity of Panatone and each of the other shareholders of Panatone. Tata Sons beneficially owns 28.75% of the outstanding shares of Tata Power, 19.86% of the outstanding shares of Tata Iron and 27.02% of the outstanding shares of Tata Industries. Tata Sons is also the parent entity of Tata Investment, with an aggregate ownership interest (directly and indirectly through affiliates) of 62.6% therein.

     The principal business of Panatone is that of a non-banking financial company. The principal business address and principal office address is Bombay House, 24, Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Sons is the conduct of investment holding, consultancy services in computer software, business operations and management, economic and market research, finance and quality assurance. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Power is the generation, transmission and distribution of electrical energy in Mumbai, India and its suburbs as well as the generation and provision of electrical energy in the States of Jharkland and Karnataka, India. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Iron is the manufacturing and dealing in steel and steel products such as wire rods, structurals, tubes, bearings, hot rolled coils, cold rolled coils and sheets. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Industries is that of a non-banking financial company, with the object of promoting and financing industrial enterprises. Its principal business address and principal office address is Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001, India.

     The principal business of Tata Investment is the investment in shares, debentures and other securities of companies both inside and outside the Tata Group. Its principal business address and principal office address is Ewart House, Homi Mody Street, Fort, Mumbai 400 001, India.

     Schedules A, B, C, D, E and F, attached hereto and incorporated by reference, set forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of (1) Panatone, (2) Tata Sons, (3) Tata Power, (4) Tata Iron, (5) Tata Industries and (6) Tata Investment, respectively. In the case of Tata Iron and Tata Power, the information provided is as of the date of Amendment 2. With respect to Panatone, Tata Sons, Tata Industries and Tata Investments, the information provided is as of the date of this Amendment.

     (d) and (e).

     During the last five years, none of the Reporting Companies, nor, to the best knowledge of the Reporting Companies, any of the persons listed on Schedules A, B, C, D and E has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f).

     Schedules A, B, C, D and E set forth the citizenship of each of the directors and executive officers of (1) Panatone, (2) Tata Sons, (3) Tata Power, (4) Tata Iron, (5) Tata Industries and (6) Tata Investment.

Item 3. Source and Amount of Funds or Other Consideration.

     With respect to the Panatone Reportable Transactions:

     (1) Panatone paid Rs. 14,392,500,000, or Rs. 202 per Share, to acquire 71,250,000 Shares from the Government of India. The source of funds used by Panatone to acquire the Shares was provided by Tata Sons and its affiliate, Tata Power, in three manners. Rs. 1,991,000,000 was made in the form of consideration for additional equity interests, of which Rs. 1,194,600,000 was provided by Tata Sons and Rs. 796,400,000 was provided by Tata Power. Rs. 7,329,000,000 was made in the form of advances against equity, of which Rs. 3,125,400,000 was provided by Tata Sons and Rs. 4,203,600,000 was provided by Tata Power. Rs. 5,072,500,000 was made in the form of unsecured intercompany loans, of which Rs. 72,500,000 was provided by Tata Sons and Rs. 5,000,000,000 was provided by Tata Power. On or about February 21, 2002, Pantone issued Rs. 8,000,000,000 principal amount of zero coupon non-convertible debentures (the “Debentures”) to Deutsche Bank and used the proceeds to repay all of the unsecured intercompany loans and a portion of the unadjusted advances against equity that it owed to Tata Sons and Tata Power (the “Refinancing”). The Debentures were secured by a pledge of the Shares, guaranteed by Tata Sons and Tata Power and further secured by mortgages on the real property acquired by Panatone. The Debentures matured on February 21, 2003. Documents relating to the Refinancing are annexed hereto as Exhibits 4 to 12 and are hereby incorporated herein by reference.

     (2) Panatone paid Rs. 11,514,000,000, or Rs. 202 per Share, to acquire 57,000,000 Shares from other shareholders of the Issuer pursuant to the Tender Offer referred to in Item 4 below. The source of funds used by Panatone to acquire the Shares was derived principally from the proceeds of the offering of the Debentures. Funding for the remaining portion was provided by the proceeds of additional equity investments in Panatone and/or unsecured inter-company loans made by Tata Sons and/or Tata Power.

     With respect to the Tata Sons Reportable Transactions:

     The aggregate purchase price paid by Tata Sons in connection with their purchases of 3,720,976 Shares in the open market was Rs. 441,024,554. The working capital of Tata Sons provided the source of funds for such purchases.

     With respect to the Tata Investment Reportable Transactions:

     The aggregate purchase price paid by Tata Investment in connection with the their purchases of 26,000 Shares in the open market was Rs. 7,765,150. The working capitalof Tata Investment provided the source of funds for such purchases.

Item 4. Purpose of Transaction.

     With respect to the Panatone Reportable Transactions:

     On February 13, 2002, Panatone purchased from the Government of India 71,250,000 Shares (the “Purchase”) representing 25% of the total outstanding Shares of the Issuer pursuant to a Purchase Agreement, dated February 6, 2002 (the “Purchase Agreement”), among the Government of India, Panatone, Tata Sons, Tata Power, Tata Iron, Tata Industries and the Issuer. In addition to Tata Sons, Tata Power, Tata Iron and Tata Industries are also shareholders of Panatone. The Purchase Agreement is annexed hereto as Exhibit 2 and is hereby incorporated herein by reference. In connection with the Purchase, on February 13, 2002, Panatone, Tata Sons, Tata Power, Tata Iron and Tata Industries entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Government of India, setting forth the rights and obligations associated with the ownership of the Shares and the management of the Issuer. The Shareholders’ Agreement is annexed hereto as Exhibit 3 and is hereby incorporated herein by reference.

     Under Indian law, Panatone made a cash tender offer (the “Tender Offer”) to acquire up to an additional 57,000,000 Shares, at a price of Rs. 202 per Share, representing 20.0% of the total outstanding Shares of the Issuer. On March 28, 2002, Panatone commenced the Tender Offer. At 7:30 a.m. New York City time on May 9, 2002, the Tender Offer expired. The full text of the press release announcing the expiration of the Tender Offer is attached as Exhibit 13 hereto and incorporated herein by reference. A total of 81,631,548 Shares were validly tendered and not withdrawn. Of this total, 26,847,202 Shares represented by 13,423,601 ADSs were validly tendered and not withdrawn. As the total number of Shares validly tendered and not withdrawn exceeded the maximum number (approximately 57 million) of Shares to be acquired in the Tender Offer, the tendered shares were accepted on a pro-rata basis, using a ratio of 0.698321 Shares accepted for each Share tendered. Applying this ratio, the number of ADSs to be accepted was determined to be 9,373,982 and such number was communicated to The Bank of New York, as tender agent (the “Tender Agent”). A copy of the “Details of Proration” delivered by Panatone to the Tender Agent on May 23, 2002 is attached as Exhibit 14 hereto and incorporated herein by reference. The percentage shareholding of Panatone in the Issuer increased to 45% as a result.

     The Reporting Companies acquired the Shares from the Government of India, which held 52.97% of the outstanding Shares prior to the Purchase, in order to gain a controlling interest in the Issuer. The Issuer has developed a strong position in the international long distance and Internet market segments and currently owns a national long distance license. The Reporting Companies expect that the Purchase, together with the Tender Offer, will facilitate the telecommunications strategy of the Tata Group, which consists of Tata Sons and its affiliates, in providing integrated telecommunication solutions with an appropriate mix of fixed-line and wireless, whether voice or data, services in India.

     With respect to the Tata Sons Reportable Transactions:

     The Tata Sons Reportable Transactions were consummated for the purpose of increasing the Tata Group’s ownership interest in the Issuer, as permitted under Indian securities laws, and of lowering the Tata Group’s acquisition cost of the Issuer on a per Share basis.

     With respect to the Tata Investment Reportable Transactions:

     The Tata Investment Reportable Transactions were consummated for the purpose of realizing current returns and/or capital gains from the holding and eventual sale of such Shares in the ordinary course of Tata Investment’s investment business.

     Except as set forth below, the Reporting Companies have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D:

     (1) Pursuant to Article 6.6 of the Shareholders’ Agreement, at any time during the fifth year after the Purchase, Panatone has an option to require the Government of India to sell to Panatone all but one Share then held by the Government of India at the fair market value of the Shares, which will be determined by an independent appraiser to be selected with the consent of both parties.

     (2) The Reporting Companies currently have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (3) As per the Share Purchase Agreement and the Shareholders’ Agreement entered into between the Government of India, Panatone, Tata Sons, Tata Power, Tata Iron and Tata Industries, the Government of India has required measures to be undertaken to separate out land identified in a schedule to the Share Purchase Agreement, at Pune, Kolkata, New Delhi and Chennai (“Surplus Land”) from the Issuer and also to subject the use and sale of Surplus Land to special conditions as stated below (“Special Conditions”), as provided in the Share Purchase Agreement and the Shareholders’ Agreement. Panatone is required to facilitate the demerger of Surplus Land by enabling the establishment of a realty undertaking in the Issuer. Panatone, with the Government of India’s support, will cause the demerger of the realty undertaking so constituted and established in the Issuer and, inter alia, comprising the Surplus Land, to a separate company (“Resulting Company”) with similar object and purpose in accordance with the provisions of the Share Purchase Agreement and the Shareholders’ Agreement. The Special Conditions are:

     (a) Panatone is required to facilitate the establishment of a realty undertaking in the Issuer, to enable the Issuer to progress with a demerger of such undertaking with the Surplus Land to a Resulting Company established with a similar object and purpose. In order to fulfill the conditions of the Share Purchase Agreement and the Shareholders’ Agreement, Panatone proposes that after the demerger is undertaken and sanctioned by an appropriate court, if required under the provisions of the Companies Act of India 1956, the equity shares of the Resulting Company, as allotted to Panatone will be gifted, sold or transferred, as the case may be, without further consideration: (i) to the Government of India, to the extent of 25% of the Resulting Company’s issued equity shares (or such higher number of shares of the Resulting Company, which may be on account of any further sale of Issuer shares by the Government of India to Panatone, prior to the demerger) or (ii) to the shareholders of the Issuer, who tendered the shares of Panatone pursuant to the Tender Offer, to the extent their tender is accepted by Panatone, but not exceeding the maximum extent of 20% of the total issued capital of the Resulting Company.

     (b) In the event that the demerger of the realty undertaking of the Issuer as referred to in this paragraph (3) is not approved or sanctioned by an appropriate court under the Companies Act of India 1956, or fails for any reason whatsoever, then, only if, the Issuer sells or transfers the Surplus Land or agrees to sell or transfer or otherwise develops the Surplus Land identified in the schedule to the Shareholders’ Agreement, Panatone shall pay to the Government of India, and to those shareholders of the Issuer who tendered their shares to Panatone, to the extent of their shares tendered and accepted by Panatone, within seven days of the sale or transfer of whole or part of the Surplus Land an amount equivalent to: (i) 25% of the benefit accruing to the Issuer, to the Government of India and (ii) pro rata benefit accruing to the Issuer, to the tendering shareholders, to the extent of their shares tendered and accepted by Panatone in this Tender Offer, pursuant to such sale or transfer or otherwise development of the Surplus Land by the Issuer after taking into account any impact of taxes, under the Income-tax Act, 1961, of India. The amount of 25% referred to above, as payable to the Government of India, shall stand augmented to an additional proportion, if any additional shares are purchased by Panatone from the Government of India prior to the sale or transfer or otherwise development of the Surplus Land. The rights proposed for the tendering shareholders as provided by Panatone as set forth in this paragraph (3) shall be co-extensive with the similar rights of the Government of India under the Shareholders’ Agreement and shall lapse simultaneously with similar rights of the Government of India.

     Pursuant to Recital J of the Shareholders’ Agreement, Panatone is required to refrain from using the land, buildings and other fixed assets of the Issuer otherwise than in accordance with the business purpose of the Issuer and to refrain from disposing of land, buildings and other fixed assets of the Issuer otherwise than in accordance with the provisions of the Shareholders’ Agreement.

     (4) Pursuant to Article 5.1 of the Shareholders’ Agreement, the board of directors of the Issuer has been reconstituted and shall consist of up to twelve directors. Four of the directors shall be permanent and non-retiring directors, of which the Government of India and Panatone are entitled to nominate two each. Four of the directors shall be retiring and independent directors, of which the Government of India and Panatone are entitled to nominate and recommend two each. Four of the directors shall be retiring and non-independent directors, of which the Government of India and Panatone are entitled to nominate two each, unless Panatone owns (x) more than 25.0% but less than 30.0% of the Shares, in which case Panatone will be entitled to nominate three of the four directors and the Government of India will be entitled to nominate one of the four directors, or (y) more than 30.0% of the Shares, in which case Panatone will be entitled to nominate all four directors. In addition, Panatone has the right to designate one of the directors nominated by it as the managing director of the Issuer so long as it owns 25% of the Shares.

     Immediately after the consummation of the Purchase, the Government of India nominated one retiring and independent director and two retiring and non-independent directors, and Panatone nominated one permanent and non-retiring director and two retiring and non-independent directors. In addition, Panatone designated the permanent and non-retiring director whom it nominated as the managing director. One retiring and non-independent director appointed by the Government of India resigned on March 6, 2002. The board of directors of the Issuer currently has twelve members of whom four are retiring and non-independent directors, four are retiring and independent directors and four non-retiring directors. In the categories of retiring and independent directors and the non-retiring directors, the Government of India has two nominees in each category.

     (5) Pursuant to Article 7.7 of the Purchase Agreement, subject to certain conditions set forth therein, the Government of India and Panatone had agreed to vote at the general shareholders’ meeting of the Issuer in favor of a resolution to amend the Articles of Association of the Issuer as required to permit the transfer of the management and control of the affairs of the Issuer to Panatone.

     (6) Pursuant to Article 6.1 of the Shareholders’ Agreement, Panatone shall not, subject to certain exceptions set forth therein, for a period of three years from the closing date set forth therein, directly or indirectly, sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any Share acquired pursuant to the Purchase Agreement or any of its rights or obligations under the Shareholders’ Agreement.

     (7) Pursuant to Article 6.2 of the Shareholders’ Agreement, subject to certain conditions set forth therein, if either of the Government of India or Panatone desires to sell any of the Shares acquired pursuant to the Purchase Agreement, the party so desiring is required to first offer to sell those Shares to the other party.

     (8) Pursuant to Article 6.3 of the Shareholders’ Agreement, subject to certain conditions set forth therein, the Government of India may, instead of exercising its rights to purchase Shares offered pursuant to Article 6.2, send a “tag along” notice to Panatone requiring Panatone to ensure that any proposed third party purchaser of the Shares purchases any additional Shares offered by the Government of India at the same price and on the same terms as the Shares purchased by any third party purchaser from Panatone.

     Neither the Shares acquired by Tata Sons in the Tata Sons Reportable Transactions nor the Shares acquired by Tata Investment in the Tata Investment Reportable Transactions would, individually or in the aggregate, give the

Tata Group or any of its constituent companies the right to change the present board of directors or management of the Issuer.

     The Reporting Companies intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, any of the foregoing Reporting Persons or their respective affiliates may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise, subject to the provisions of the Shareholders’ Agreement.

Item 5. Interest in Securities of the Issuer.

     (a).

     Tata Sons is the registered owner of 3,720,976 Shares, representing 1.30% of the Shares of the Issuer, and for purposes of Schedule 13D, beneficially owns 131,970,976 Shares, representing 46.30% of the outstanding Shares of the Issuer. Panatone is the registered and beneficial owner of 128,250,000 Shares, representing 45.00% of the outstanding Shares of the Issuer. Tata Investment is the registered and beneficial owner of 26,000 Shares, representing 0.01% of the outstanding Shares of the Issuer. None of Tata Power, Tata Iron and Tata Industries is the registered or beneficial owner of any Shares.

     To the best knowledge of the Reporting Companies, none of the persons named in Schedules A, B, C, D, E and F hereto beneficially owns any Shares, except for the following:

(i)	an individual, Mr. N.A. Soonawala, director of Tata Sons and Tata Industries, holds 1,500 Shares;
(ii)	an individual, Dr. H.S. Vachha, director of Tata Power, holds 150 Shares;
(iii)	an individual, Mr. S. Ramakrishnan, director of Tata Industries, holds 300 Shares;
(iv)	an individual, Dr. F.A. Mehta, director of Tata Sons and Tata Industries, holds 3,100 Shares; and,
(v)	an individual, Mr. J.K. Setna, director of Tata Sons, holds 2,000 Shares.

     (b).

     The Reporting Companies, along with the individuals described in Item 5(a) above, have the power to vote and dispose of Shares as follows:

(i)(1)	Tata Sons has the power to vote and dispose of the Shares as follows:

	(A)	Sole power to vote or to direct the vote: 3,720,976
	(B)	Shared power to vote or to direct the vote: 128,250,000
	(C)	Sole power to dispose or to direct the disposition of: 3,720,976
	(D)	Shared power to dispose or to direct the disposition of: 128,250,000

Since Tata Sons Limited controls Panatone and Tata Investment, Tata Sons shares the power to vote and dispose of 128,250,000 Shares held by Panatone. Tata Sons expressly disclaims any power, shared or otherwise, to vote and/or dispose of the 26,000 Shares held by Tata Investment (see below).

(i)(2)	Panatone has the power to vote and dispose of the Shares as follows:

	(A)	Sole power to vote or to direct the vote: -0-
	(B)	Shared power to vote or to direct the vote: 128,250,000
	(C)	Sole power to dispose or to direct the disposition of: -0-
	(D)	Shared power to dispose or to direct the disposition of: 128,250,000

(i)(3)	Tata Investment has the power to vote and dispose of the Shares as follows:

	(A)	Sole power to vote or to direct the vote: 26,000
	(B)	Shared power to vote or to direct the vote: -0-
	(C)	Sole power to dispose or to direct the disposition of: 26,000
	(D)	Shared power to dispose or to direct the disposition of: -0-

(ii)	Mr. N.A. Soonawala has the power to vote and to dispose of Shares as follows:

	(A)	Sole power to vote or to direct the vote: 1,500
	(B)	Shared power to vote or to direct the vote: -0-
	(C)	Sole power to dispose or to direct the disposition of: 1,500
	(D)	Shared power to dispose or to direct the disposition of: -0-

(iii)	Dr. H.S. Vachha has the power to vote and to dispose of Shares as follows:

	(A)	Sole power to vote or to direct the vote: -0-
	(B)	Shared power to vote or to direct the vote: 150
	(C)	Sole power to dispose or to direct the disposition of: -0-
	(D)	Shared power to dispose or to direct the disposition of: 150

Dr. H.S. Vaccha shares the power to vote and dispose of such Shares with Mr. Dali Dosabhai Gandhi. Mr. Gandhi’s address is 671, Boyce Building, 13, Parsi Colony, Dadar, Mumbai 400 014, India. Mr. Gandhi is retired. To the best knowledge of the Reporting Companies, Mr. Gandhi has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gandhi is an Indian citizen.

(iv)	Mr. S. Ramakrishnan has the power to vote and to dispose of Shares as follows:

	(A)	Sole power to vote or to direct the vote: 300
	(B)	Shared power to vote or to direct the vote: -0-
	(C)	Sole power to dispose or to direct the disposition of: 300
	(D)	Shared power to dispose or to direct the disposition of: -0-

(v)	Dr. F.A. Mehta has the power to vote and to dispose of Shares as follows:

	(A)	Sole power to vote or to direct the vote: -0-
	(B)	Shared power to vote or to direct the vote: 3,100
	(C)	Sole power to dispose or to direct the disposition of: -0-
	(D)	Shared power to dispose or to direct the disposition of: 3,100

Dr. F.A. Mehta shares the power to vote and dispose of such Shares with Mrs. Keti Mehta. Mrs. Mehta’s address is 8. Somerset House, Opp Colaba Post Office, Mumbai 400 005, India. She is a homemaker. To the best knowledge of the Reporting Companies, Mrs. Mehta has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Mehta is an Indian citizen.

(vi)	Mr. J.K. Setna has the power to vote and to dispose of Shares as follows:

	(A)	Sole power to vote or to direct the vote: -0-
	(B)	Shared power to vote or to direct the vote: 2,000
	(C)	Sole power to dispose or to direct the disposition of: -0-
	(D)	Shared power to dispose or to direct the disposition of: 2,000

Mr. J.K. Setna shares the power to vote and dispose of such Shares with Mrs. Fareeda Setna. Mrs. Setna’s address is 5B. Saker Apartments, Ponchkhanawala Road, Worli, Mumbai 400 025, India. She is a homemaker. To the best knowledge of the Reporting Companies, Mrs. Setna has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Setna is an Indian citizen.

     (c).

     Set forth below is a table identifying and describing the transactions effected since June 2002:

Persons Involved	Date of Transaction	No. of Shares	Purchase Price	Where and How the
		Involved	per Share	Transaction was Effected
			(average)

Tata Sons (buyer)	June 19, 2002	70,000	Rs. 162.74	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 20, 2002	180,000	Rs. 162.99	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 24, 2002	70,000	Rs. 165.67	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 25, 2002	140,000	Rs. 164.72	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 26, 2002	30,000	Rs. 162.83	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 27, 2002	90,000	Rs. 162.66	Effected on local Indian
				stock exchange

Tata Sons (buyer)	June 28, 2002	100,000	Rs. 148.97	Effected on local Indian
				stock exchange

Tata Sons (buyer)	July 2, 2002	120,000	Rs. 151.57	Effected on local Indian
				stock exchange

Tata Sons (buyer)	July 4, 2002	20,000	Rs. 153.64	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 1, 2002	20,000	Rs. 119.02	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 2, 2002	120,000	Rs. 123.81	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 5, 2002	50,000	Rs. 125.38	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 6, 2002	150,000	Rs. 126.27	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 7, 2002	50,000	Rs. 125.81	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 9, 2002	130,000	Rs. 124.09	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 12, 2002	50,000	Rs. 125.98	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 13, 2002	50,000	Rs. 125.82	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 20, 2002	40,000	Rs. 125.32	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 21, 2002	50,000	Rs. 126.48	Effected on local Indian
				stock exchange

Persons Involved	Date of Transaction	No. of Shares	Purchase Price	Where and How the
		Involved	per Share	Transaction was Effected
			(average)

Tata Sons (buyer)	August 23, 2002	100,000	Rs. 128.21	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 26, 2002	50,000	Rs. 128.65	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 27, 2002	50,000	Rs. 128.77	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 28, 2002	50,000	Rs. 127.65	Effected on local Indian
				stock exchange

Tata Sons (buyer)	August 30, 2002	50,000	Rs. 124.69	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 6, 2002	50,000	Rs. 115.35	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 12, 2002	90,306	Rs. 117.29	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 19, 2002	20,000	Rs. 114.33	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 20, 2002	51,500	Rs. 114.09	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 23, 2002	70,000	Rs. 114.89	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 24, 2002	135,318	Rs. 115.65	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 25, 2002	53,852	Rs. 115.46	Effected on local Indian
				stock exchange

Tata Sons (buyer)	September 26, 2002	50,000	Rs. 115.78	Effected on local Indian
				stock exchange

Tata Sons (buyer)	October 31, 2002	44,000	Rs. 93.65	Effected on local Indian
				stock exchange

Tata Sons (buyer)	November 4, 2002	96,000	Rs. 95.55	Effected on local Indian
				stock exchange

Tata Sons (buyer)	November 5, 2002	40,000	Rs. 93.49	Effected on local Indian
				stock exchange

Tata Sons (buyer)	November 11, 2002	50,000	Rs. 90.83	Effected on local Indian
				stock exchange

Tata Sons (buyer)	December 20, 2002	30,000	Rs. 104.17	Effected on local Indian
				stock exchange

Tata Sons (buyer)	December 23, 2002	30,000	Rs. 103.91	Effected on local Indian
				stock exchange

Tata Sons (buyer)	December 24, 2002	100,000	Rs. 103.98	Effected on local Indian
				stock exchange

Tata Sons (buyer)	December 26, 2002	30,000	Rs. 104.44	Effected on local Indian
				stock exchange

Tata Sons (buyer)	December 27, 2002	30,000	Rs. 102.94	Effected on local Indian
				stock exchange

Tata Sons (buyer)	February 21, 2003	100,000	Rs. 90.21	Effected on local Indian
				stock exchange

Tata Sons (buyer)	February 24, 2003	50,000	Rs. 93.33	Effected on local Indian
				stock exchange

Tata Sons (buyer)	February 27, 2003	100,000	Rs. 91.47	Effected on local Indian
				stock exchange

Persons Involved	Date of Transaction	No. of Shares	Purchase Price	Where and How the
		Involved	per Share	Transaction was Effected
			(average)

Tata Sons (buyer)	March 5, 2003	80,000	Rs. 88.24	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 7, 2003	50,000	Rs. 85.90	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 10, 2003	40,000	Rs. 85.24	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 12, 2003	80,000	Rs. 83.51	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 13, 2003	150,000	Rs. 81.82	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 17, 2003	60,000	Rs. 79.86	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 19, 2003	50,000	Rs. 79.12	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 21, 2003	110,000	Rs. 80.35	Effected on local Indian
				stock exchange

Tata Sons (buyer)	March 22, 2003	50,000	Rs. 81.11	Effected on local Indian
				stock exchange

     The Reporting Companies expressly disclaim: (i) the existence of any group relating to their ownership of Shares; (ii) any control relationship between any or all of Tata Investment, Panatone, Tata Power, Tata Iron and/or Tata Industries Limited, (iii) any beneficial ownership by any or all of Panatone, Tata Investment, Tata Power, Tata Iron and/or Tata Industries of the Shares held by Tata Sons; (iv) any beneficial ownership by any or all of Tata Power, Tata Iron, Tata Industries and/or Tata Investment of the Shares held by Panatone; and (iv) any beneficial ownership by any or all of Tata Sons, Panatone, Tata Power, Tata Iron and/or Tata Industries of the Shares held by Tata Investment.

Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

     Except for the Purchase Agreement and Shareholders’ Agreement as described in Item 4 above, to the best knowledge of the Reporting Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.*

Exhibit 1	Joint Filing Agreement dated as of February 15, 2002 among Panatone and Tata Sons.

Exhibit 2	Purchase Agreement dated as of February 6, 2002 between the Government of India and Panatone, along with Panatone’s shareholders, Tata Sons, Tata Power, Tata Iron and Tata Industries.

Exhibit 3	Shareholders’ Agreement dated as of February 6, 2002 between the Government of India and
Panatone, along with Panatone’s shareholders, Tata Sons, Tata Power, Tata Iron and Tata Industries.

Exhibit 4	Information Memorandum dated as of February 19, 2002.

Exhibit 5	Deed of Trust dated as of February 21, 2002 between Panatone and IL&FS Trust Company Limited, as trustee.

Exhibit 6	Agreement to Create Pledge dated as of February 21, 2002 between Panatone and IL&FS Trust
Company Limited, as trustee, relating to the pledge of the 71,250,000 Shares acquired by Panatone on
February 13, 2002.

Exhibit 7	Agreement to Create Pledge dated as of February 21, 2002 between Panatone and IL&FS Trust
Company Limited, as trustee, relating to the pledge of the Shares to be acquired by Panatone in the
Tender Offer.

Exhibit 8	Subscription Agreement dated as of February 21, 2002 between Panatone and Deutsche Bank.

Exhibit 9	Deed of Guarantee dated as of February 21, 2002 between Tata Sons and IL&FS Trust Company
Limited, as trustee.

Exhibit 10	Deed of Guarantee dated as of February 21, 2002 between Tata Power and IL&FS Trust Company
Limited, as trustee.

Exhibit 11	Letter of Undertaking dated as of February 19, 2002 from Panatone to the Department of Telecom.

Exhibit 12	Trustee’s Undertaking dated as of February 14, 2002 from IL&FS Trust Company Limited to the
Department of Telecom and Panatone.

Exhibit 13	Press Release dated May 14, 2002.

Exhibit 14	Details of Proration delivered to the Tender Agent on May 23, 2002.

Exhibit 15	Joint Filing Agreement dated as of July 25, 2003 among Panatone, Tata Sons, Tata Investment, Tata
Power, Tata Iron and Tata Industries.

*	Exhibits 1 to 3 were filed as paper exhibits to the Original Schedule 13D. Exhibits 4 to 12 were filed as paper exhibits to Amendment No. 1. Exhibits 13 and 14 were filed as paper exhibits to Amendment No. 2. Exhibit 15 is filed hereby as an exhibit to this Amendment. Pursuant to Rule 101(a) of Regulation S-T and Rule 13d-2(e) promulgated under the Securities Exchange Act of 1934, Exhibits 1 to 14 have not been restated in this Amendment.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: July 25, 2003

PANATONE FINVEST LIMITED

By:	/s/ S.H. Rajadhyaksha

Name: S.H. Rajadhyaksha
Title: Director

TATA SONS LIMITED

By:	/s/ F.N. Subedar

Name: F.N. Subedar
Title: Senior Vice President, Finance

TATA INVESTMENT CORPORATION LIMITED

By:	/s/ M.J. Kotwal

Name: M.J. Kotwal
Title: Executive Director & Secretary

THE TATA POWER COMPANY LIMITED

By:	/s/ Amulya Charan

Name: Amulya Charan
Title: Vice President (Finance)

THE TATA IRON AND STEEL COMPANY

By:	/s/ J.C. Bham

Name: J.C. Bham
Title: Company Secretary

TATA INDUSTRIES LIMITED

By:	/s/ S.H. Rajadhyaksha

Name: S.H. Rajadhyaksha
Title: Senior Vice President, Finance, and Company
Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PANATONE

     The name, address, title, present principal occupation or employment of each of the directors of Panatone are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Farokh Nariman Subedar	Director, Panatone
Wadia Building, Ground Floor	Senior Vice President, Finance and Company Secretary,
Babulnath Road	Tata Sons
Mumbai 400 007, India

Mr. Raghavan Ramachandra Shastri	Director, Panatone
Flat No. A 61/62 Meherzin	Deputy Company Secretary, Tata Sons
109A Wodehouse Road
Fort, Mumbai 400 005, India

Mr. Phillie Dara Karkaria	Director, Panatone
43/B Gool Mahal	Vice President, Tata Financial Services, Tata Sons
10 Naushir Bharucha Road
Mumbai 400 007, India

Mr. S.H. Rajadhyaksha	Director, Panatone
Hill View 1st Floor	Senior Vice President (Finance) and Company Secretary,
Raghavji Road	Tata Industries
Gowalia Tank
Mumbai 400 036, India

Mr. Amulya Charan	Director, Panatone
IA Edena, First Floor, Maharshi	Vice President, Tata Power
Karve Road, Mumbai 400 020, India

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF TATA SONS

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Sons are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Executive Chairman, Tata Sons
Flat No. 12, Bakhtavar	Executive Chairman, Tata Engineering & Locomotive Co.
Lower Colaba Road	Ltd.*
Mumbai 400 005, India

Mr. P.S. Mistry	Chairman, Shapoorji Pallonji & Co. Ltd.*
Sterling Bay
103 Walkeshwar Road
Mumbai 400 006, India

Mr. F.K. Kavarana	Executive Chairman, Tata Infotech Limited*
CCI Chambers, 5th Floor, Fl No. 9	Executive Director, Tata Engineering & Locomotive Co.
Dinshaw Vachha Road	Ltd.*
Mumbai 400 020, India

Mr. N.A. Soonawala	Non Executive Vice Chairman, Tata Sons
29 Hampton Court, 7th Floor	Finance Director, Tata Sons
Opp Colaba Post Office
Mumbai 400 005, India

Mr. B.G. Deshmukh	Non Executive Director, Tata Sons
41, Buena Vista
Gen. Bhonsle Marg
Mumbai 400 021, India

Mr. J.K. Setna	Non Executive Director, Tata Sons
5B. Saker Apartments
Ponchkhanawala Road
Worli, Mumbai 400 025, India

Mr. Syamal Gupta	Non Executive Director, Tata Sons
Quest End, 5th Floor	Managing Director, Tata International Ltd.*
47, Cuffe Parade
Colaba, Mumbai 400 005, India

Dr. J.J. Irani	Non Executive Director, Tata Sons
Flat No. 221 A Wing, NCPA Residential Complex	Managing Director, Tata Steel
Nariman Point, Mumbai 400 021, India

Mr. R. Gopalakrishnan	Executive Director, Tata Sons
Flat 101, Baug-e-Abbas	Vice Chairman, Hindustan Lever Ltd.*
21-A Cuffe Parade
Colaba, Mumbai 400 021, India

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing	Executive Director (Finance), Tata Steel
NCPA Residential Complex
Nariman Point, Mumbai 400 021, India

Mr. R.K. Krishna Kumar	Managing Director, The Indian Hotels Co. Ltd.*
Flat No. 213, B Block
NCPA Residential Complex
Nariman Point, Mumbai 400 021, India

*(i)	The address of Shapoorji Pallonji & Co. Ltd is SP Centre, 41/44, Minoo Desia Marg, Colaba, Mumbai 400 005, India.
(ii)	The address of Tata Infotech Ltd is Manish Commercial Centre, Worli, Mumbai 400 025, India.
(iii)	The address of Tata Engineering & Locomotive Co. is Bombay House, 24, Homi Mody Street, Fort Mumbai 400 001, India.
(iv)	The address of Tata International Ltd. is Block A, Shivsagar Estates, Dr. A.B. Road, Worli, Mumbai 400 018, India.
(v)	The address of Hindustan Lever Ltd is Backbay Reclamation, Mumbai 400 020, India.
(vi)	The address of the Indian Hotels Co. Ltd. is Apollo Bunder, Mumbai 400 005, India.

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF TATA POWER

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Power are set forth below. Except for Mr. Cyrus Pallonji Mistry, who is an citizen of Ireland, all of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Directors
Mr. Adi Jehangir Engineer	Managing Director, Tata Power
Mona Apartments	Whole-time Director, Tata Power
Flat No.3AB
46F Bhulabhai Desai Road
Mumbai 400 026, India

Mr. Firdose Ardeshir Vandrevala	Deputy Managing Director, Tata Power
Flat No. 71	Deputy Managing Director, Tata Iron
NCPA Residential Complex
Nariman Point,
Mumbai 400 021, India

Mr. Anil Manoharlal Sahni	Executive Director, Tata Power
7-A, Kapur Mahal
Marine Drive
Mumbai 400 020, India

Mr. Ratan Naval Tata	Executive Chairman, Tata Sons
Flat No. 12, Bakhtavar	Executive Chairman, Tata Engineering & Locomotive Co.
Lower Colaba Road	Ltd.
Colaba, Mumbai 400 005, India

Mr. Ramabadran Gopalakrishnan	Executive Director, Tata Sons
Flat 101, Baug-E-Abbas	Vice Chairman, Hindustan Lever Ltd.*
21-A Cuffe Parade
Colaba, Mumbai 400 021, India

Mr. Syamal Gupta	Non Executive Director, Tata Power
Quest End, 5 Floor	Managing Director, Tata International Ltd.*
47, Cuffe Parade
Colaba, Mumbai 400 005, India

Mr. Ramaswami Thothadri	Consultant, Indian Institute of Information Technology,
350, B.S.K. 1st Stage	Bangalore
1st Cross, 10th Main	Sr. Corporate Advisor - ALLSTATE
Bangalore 560 050, India

Mr. Cyrus Pallonji Mistry	Director, Shapoorji Pallonji & Co. Ltd.*
Sterling Bay	Managing Director, Oman Shapoorji Construction Co.
103, Walkeshwar Road	LLC.
Mumbai 400 006, India

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Dr. Homiar Sorabji Vachha	Non-Executive Director, Tata Power
Flat No. 9, Naoroji House	General Manager, ICICI Ltd.*
Naigaum Cross Road
Dadar
Mumbai 400 014, India

Mr. Ravi Bhushan Budhiraja	Director, Tata Power
5-S, Dilwara	Principal Secretary, Government of Maharashtra*
Maharshi Karve Road
Mumbai 400 021, India

*(i)	The address of Tata Iron & Steel Co. Ltd. is Jamshedpur 831 001, India.
(ii)	The address of Hindustan Lever Ltd. is Backbay Reclamation, Mumbai 400 020, India.
(iii)	The address of Tata International Ltd. is Block A. Shivsagar Estate, Dr. A.B. Road, Worli, Mumbai 400 018, India.
(iv)	The address of Shapoorji Pallonji & Co. Ltd. is Shapoorji Pallonji Centre, 41/44, Minoo Desai, Marg, Colaba, Mumbai 400 005, India.
(v)	The address of ICICI Ltd. is ICICI Tower, Bandra-Kurla Complex, Mumbai 400 051, India.
(vi)	The address of the Principal Secretary of the Government of Maharashtra is Industry, Energy & Labour Department, Government of Maharashtra, Mantralaya, Mumbai 400 032, India.

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF TATA IRON

     The name, address, title, present principal occupation or employment of each of the directors and executive officers of Tata Iron are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Executive Chairman, Tata Engineering & Locomotive Co.
‘Bakhtarar’ 163,	Ltd.
Lower Colaba Road	Executive Chairman, Tata Sons
Mumbai 400 005, India

Mr. Keshub Mahindra	Non Executive Chairman, Mahindra & Mahindra Ltd.*
St. Helen’s Court
Dr. Gopalrao Deshmukh Marg
Mumbai 400 026, India

Mr. Sharokh Ardeshir Sabavala	Non Executive Director, Tata Iron
‘Beau Rivage’ 77,
Worli Sea Face
Mumbai 400 025, India

Mr. Mantosh Sondhi	Non Executive Director, Tata Iron
3-B/6, Gangaram Hospital Marg
New Delhi 110 060, India

Mr. Nusli Neville Wadia	Industrialist/Chairman, Bombay Dyeing Manufacturing
‘Beach House’	Company Limited*
Savarkar Marg
Prabhadevi
Mumbai 400 025, India

Mr. Sam Palia	Non Executive Director, Tata Iron
16, Ruchir Bungalows
Vastrapur
Ahmedabad 380 054, India

Mr. Pratap Krishan Kaul	Non Executive Director, Tata Iron
(Financial Institutions’ Nominees)
House No. 225
Sector 15-A
Noida (U.P) 201 301, India

Mr. Suresh Krishna	Chairman and Managing Director, Sundaram Fastners
79, Poes Garden	Limited*
Chennai 600 086, India

Mr. Kumar Mangalam Birla	Director, Hindalco Industries Limited*
16-A, I1 Palazzo, Little Gibbs Road
Mumbai 400 006, India

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing	Executive Director (Finance), Tata Iron
NCPA Residential Apartments
Nariman Point, Mumbai 400 021, India

Mr. Surendra Kumar Kapur	Non Executive Director, Tata Iron
(Financial Institutions’ Nominee)	Dy. Managing Director and Chairman-in-Charge, IDBI*
43-A Jolly Maker Apts.
No. 1 Cuffe Parade
Mumbai 400 005, India

Dr. J.J. Irani	Non Executive Director, Tata Iron
Flat No. 221, A Wing, NCPA Residential Apartments	Managing Director, Tata Iron
Nariman Point, Mumbai 400 021, India

Mr. B. Muthuraman	Managing Director, Tata Iron
7, C Road East	Dy. Managing Director, Tata Iron
Jamshedpur 831 001, India

Dr. Tridibesh Mukherjee	Dy. Managing Director, Tata Iron
5, C Road, Northern Town	Executive Director – Operations, Tata Iron
Jamshedpur 831 001, India

Mr. Arun Narayan Singh	Dy. Managing Director, Tata Iron
Beldih House	Executive Director (Town, Medical & Social Services), Tata
Sakchi Boulevard Road	Iron
Jamshedpur 831 001, India

*(i)	The address of Mahindra & Mahindra is Gateway Building, Apollo Bunder, Mumbai 400 039, India.
(ii)	The address of Bombay Dyeing Manufacturing Company Ltd. is Neville House, Ballard Estate, Mumbai 400 038, India.
(iii)	The address of Sundaram Fastners Limited is 7th Floor, 98-A, Dr.Radhakrishnan Salai, Chennai 600 004, India.
(iv)	The address of Hindalco Industries Limited is 6th Floor, Churchgate Reclamation, Mumbai 400 020, India.
(v)	The address of IDBI is IDBI Tower, World Trade Center Comples, Cuffe Parade, Mumbai 400 005, India.

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS OF TATA INDUSTRIES

     The name, address, title, present principal occupation or employment of each of the directors of Tata Industries are set forth below. Except for Mrs. S.N. Tata who is a citizen of France and Mr. R.A. Rosling who is a British national, all of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. Ratan Naval Tata	Executive Chairman, Tata Sons
Flat No. 12, Bakhtavar,	Executive Chairman, Tata Engineering & Locomotive Co.
Lower Colaba Road	Ltd.
Colaba, Mumbai 400 005, India

Mr. F.K. Kavarana	Executive Chairman, Tata Infotech Limited*
CCI Chambers, 5th Floor, Fl No. 9	Executive Director, Tata Engineering & Locomotive Co.
Dinshaw Vachha Road	Ltd.
Mumbai 400 020, India

Mr. N.A. Soonawala	Non Executive Vice Chairman, Tata Sons
29 Hampton Court, 7th Floor	Non Executive Finance Director, Tata Sons
Opp Colaba Post Office
Mumbai 400 005, India

Mr. M.A. Pathan	Resident Director, Tata Services Ltd.
23A Prithviraj Road
New Delhi 110 011, India

Mr. Syamal Gupta	Non Executive Director, Tata Industries
19 Commonwealth	Managing Director, Tata International Ltd.
Madame Cama Road, Nariman Point
Mumbai 400 005, India

Mrs. S.N. Tata	Chairman, Trent Limited*
302, Bakhtavar	Managing Director, Tata International Ltd.
Opp Colaba Post Office	Chairperson & Managing Director, Lakme Ltd.
Colaba, Mumbai 400 005, India

Dr. J.J. Irani	Non Executive Director, Tata Industries
Flat No. 221, A Wing, NCPA Residential Complex	Managing Director, Tata Iron
Nariman Point, Mumbai 400 021, India

Mr. R.K. Krishna Kumar	Managing Director, The Indian Hotels Co. Ltd.*
Flat No. 213, B Block
NCPA Residential Complex
Nariman Point,
Mumbai 400 021, India

Mr. Ishaat Hussain	Finance Director, Tata Sons
Flat No. 222, B Wing	Executive Director (Finance), Tata Iron
NCPA Residential Complex
Nariman Point, Mumbai 400 021, India

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. S. Ramakrishnan	Managing Director, Tata Teleservices Limited*
Flat No. 103, 8-2-120/117/1	Dy. Managing Director, Indian Hotels Co. Ltd.
Park View Enclave
Road No. 2
Banjara Hills, Hyderabad 500 033, India

Mr. R.A. Rosling	Chairman, Jardine Matheson Group of Companies*
9 Hill Park Road
Dr.A.G.Bell Marg
Malabar Hill
Mumbai 400 006, India

Mr. S. Ramadorai	Chief Executive Officer, Tata Consultancy Services*
104 Sagar Darshan
8 Worli Sea Face
Worli, Mumbai 400 025, India

Mr. K.A. Chaukar	Managing Director, Tata Industries
Flat 113,	Managing Director, ICICI Services & Finance Co. Ltd.
NCPA Residential Complex
Nairman Point,
Mumbai 400 0021, India

*(i)	The address of Tata Infotech Limited is Manish Commercial Building, Worli, Mumbai, 400 025, India.
(ii)	The address of Trent Limited is Bombay House, Homi Mody Street, Mumbai 400 001, India.
(iii)	The address of Titan Industries Limited is Golden Enclave, Tower A, Airport Road, Bangalore 560 017, India.
(iv)	The address of The Indian Hotels Company Limited is Apollo Bunder, Mumbai 400 005, India.
(v)	The address of Tata Teleservices Limited is KLK Estate, Fateh Maidan Road, Hyderabad 500 001, India.
(vi)	The address of Jardine Matheson Group of Companies is 54, Free Press House, 215, Nariman Point, Mumbai 400 021, India.
(vii)	The address of Tata Consultancy Services is Air India Building, 11th Floor, Nariman Point, Mumbai 400 021, India.
(viii)	The address of ICICI Securities and Finance Co. Ltd. is 41/44, Minoo Desai Marg, Colaba, Mumbai 400 005, India.

SCHEDULE F

DIRECTORS AND EXECUTIVE OFFICERS OF TATA INVESTMENT CORPORATION LIMITED

     The name, address, title, present principal occupation or employment of each of the directors of Tata Investment Corporation Limited are set forth below. All of the persons listed below are citizens of India.

Present Principal Occupation Including
Name and Address	Name and Address of Employer

Mr. N.A. Soonawala	Director, Panatone
29 Hampton Court, 7th Floor	Non Executive Vice Chairman, Tata Sons
Opp Colaba Post Office	Finance Director, Tata Sons
Mumbai 400 005, India	Director, Tata Investment

Mr. P.S. Mistry	Director, Panatone
Sterling Bay	Director, Tata Investment
103 Walkeshwar Road	Non Executive Company Director, Tata Sons
Mumbai 400 006, India

Dr. F.A. Mehta	Director, Panatone
8, Somerset House	Director, Tata Investment
Opp Colaba Post Office
Mumbai 400 005, India

Mr. Vasant Calian Vaidyar	Director, Tata Investment
‘Saahil’
14, Altamount Road
Mumbai 400 026, India

Mr. Pratap Bhogilal	Director, Tata Investment
26 Ridge Road	Chairman, Batliboi, Ltd.*
Malabar Hills
Mumbai 400 006, India

Mr. Ardeshir B.K. Dubash	Director, Tata Investment
Mount Nepean	Managing Director and Chairman, Dubash Holdings Pot Ltd.*
34C, L. Jagmohandas Marg
Mumbai 400 036, India

Mr. Khusroo Nariman Suntook	Director, Tata Investment
25, Lands End
Doongersi Road
Mumbai 400 006, India

Mr. Maneck Jal Kotwal	Executive Director and Secretary, Tata Investment
U-0/4 Cusrow Baug
Colaba, Mumbai 400 001, India

Mr. Aspi T. Contractor	Executive Director, Tata Investment
Sangeeta, Off Arthur Bunder Road
Colaba, Mumbai 400 001, India

*(i)	The address of Batliboi, Ltd. is Bharat House, 5th Floor, 104 Mumbai Samachar Marg, Fort, Mumbai 400 001, India.
(ii)	The address of Dubash Holdings Pot Ltd. is Ador House, 6, K·Dubash Marg, Mumbai 400 001, India.